CONFIDENTIAL

KETOCONAZOLE SOLUBILITY IMPROVEMENT

Ketoconazole

CAS number

65277-42-1

Weight

 Average:

531.43

Chemical Formula

C26H28Cl2N4O4

Melting point

146 °C

logP (o/w)

4.35

Solubility in various solvents

Water

0.0866 mg/L (22oC); 13 mcg/ml (25oC);

PVP K-30 20% solution

~ 2 mg/ml (25oC)

DMSO dry

~ 20 mg/ml (22oC)

Ethanol anhydrous (warm)

~ 20 mg/ml (45oC)

Methanol

~ 5 mg/ml (22oC)

Chloroform

~ 10 mg/ml (22oC)

MCT oil

~ 0.02 mg/ml (22oC)

Proprietary combination of solvents and surfactants for solubilization of poorly soluble compounds (an ethylated diglycol, dimethylated bycyclic ether and at least one non-ionic surfactant with HLB > 12) significantly improved solubility of Ketoconazole. At room temperature (22oC) reached 56.3 mg/ml (22oC), as determined by a spectrophotometric method. Several compositions were developed based on this combination.

Ketoconazole ointment composition – up to 50 mg/ml (22oC) (5% w/v).

No crystallization during storage in refrigerator (+2oC…+6oC)

No precipitation after addition of distilled water or saline to the ointment in amount of 20% by weight at room temperature, followed by intense mixing at room temperature. Mixture was inspected by light microscopic method (LEITZ WEITZLAR microscope (Germany), magnification 400x phase contrast and dark field techniques) at 2 and 24 hours after addition.

Ketoconazole liquid composition – up to 50 mg/ml (22oC) (5% w/v).

After drying of the lacquer concentration of Ketoconazole in the formed plasticized film (varnish layer) reaches 100 mg/g (10% w/w).

No drug precipitation of crystallization was observed after storage of the dried film in humid atmosphere (30oC/75% RH) for 144 hours or after submerging in water for 24 hours, according to microscopic observation (LEITZ WEITZLAR microscope (Germany), magnification 400x and 600x, dark field and phase contrast)